SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of November, 2004

                    China Petroleum & Chemical Corporation
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     X            Form 40-F
                   ---------                    ---------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes               No     X
             ---------        ---------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
         N/A



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This Form 6-K consists of:

           Annoucement of the Resolutions of the 12th Meeting of the Second Session of the Board of Directors made on November 1, 2004 in English by China Petroleum & Chemical Corporation (the "Registrant").

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          (a joint stock limited company incorporated in the People's
                   Republic of China with limited liability)

                    CHINA PETROLEUM & CHEMICAL CORPORATION
                               (Stock code: 386)

          Announcement of the Resolutions of the 12th Meeting of the Second Session of the Board of Directors

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Sinopec Corp. and the Board confirm the truth, accuracy and completeness of the information contained in this announcement and collectively and individually accept full responsibility for any fraudulent representation, misrepresentation or material omission herein.
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The 12th meeting of the second session of the board of directors (the "Board")
of China Petroleum & Chemical Corporation ("Sinopec Corp.") was held at 9.00 am on 31 October 2004 at Sinopec Corp.'s head offices (the "Meeting").

Mr. Chen Tonghai, the Chairman, Mr. Wang Jiming, Vice Chairman, Mr. Mou Shuling, Mr. Zhang Jiaren, Mr. Cao Xianghong, Mr. Gao Jian, Mr. Chenqingtai, Mr. Shi Wanpeng and Mr. Zhang Youcai, Directors, were present at the meeting. Mr. Liu Genyuan, Mr. Fan Yifei, Mr. Ho Tsu Kwok Charles and Mr. Cao Yaofeng, Directors, could not attend the meeting for reason of official duties and appointed Mr Chen Tonghai, Chairman, Mr. Shi Wanpeng, Mr. Chen Qingtai and Mr. Mou Shuling, Directors, respectively, to vote on their behalf at the Meeting. A quorum for a meeting of the board of Sinopec Corp. as set out in the provisions of the Articles of Association of Sinopec Corp. was present.

The Meeting was convened and chaired by Mr Chen Tonghai, the Chairman. After careful considerations by the Board, the following resolutions were passed at the Meeting:

1. approved the proposals to acquire certain assets from, and dispose certain assets to, China Petrochemical Corporation (the "Sinopec Group Company") (respectively, the "Acquisition" and the "Disposal"), including:

      1) the proposal regarding the acquisition of certain petrochemical assets from Sinopec Group Company, approved to acquire the petrochemical assets owned by Sinopec Group Company and its subsidiaries and to enter into of the sale and purchase agreement in respect of the petrochemical assets with Sinopec Group Company;

      2) the proposal regarding the acquisition of certain catalyst assets from Sinopec Group Company, approved to acquire the catalyst assets owned by Sinopec Group Company and its subsidiaries and to enter into of the sale and purchase agreement in respect of the catalyst assets with Sinopec Group Company.

      3) the proposal regarding the acquisition of certain gas station assets from Sinopec Group Company, approved to acquire the gas station assets owned by Sinopec Group Company and its subsidiaries and to enter into of the sale and purchase agreement in respect of the gas station assets with Sinopec Group Company.

      4) the proposal regarding the disposal of certain downhole operation assets to Sinopec Group Company, approved to dispose certain oilfield downhole operation assets to Sinopec Group Company and to enter into of the sale and purchase agreement in respect of the downhole operation assets with Sinopec Group Company.

      Each of the transactions contemplated under the Acquisition and the Disposal is independent from each other. If any of the said transactions is not completed, the remaining transactions shall not be affected.

      For details of the Acquisition and Disposal, please refer to the relevant announcements published in the China Securities Journal, Shanghai Securities News and Securities Times in the PRC, and South China Morning Post and Economics Times in Hong Kong on 2 November 2004 by Sinopec Corp.

2. approved the presentation at the extraordinary meeting of 2004 for authorization to the Board to perform all actions in relation to the Acquisition and the Disposal.

      It was approved to present at the extraordinary meeting of 2004 for approval the resolution authorising the Board and, in accordance with the resolutions passed, authorising Mr. Wang Jiming, Vice Chairman, and Mr. Zhang Jiaren, Director, to perform all actions in relation to the Acquisition and the Disposal, and authorizing the Board to make appropriate adjustments for relevant matters in respect of the Acquisition and Disposal in accordance with provisions of relevant sale and purchase agreements.

3. approved the proposal regarding the adjustment of the continuing connected transactions with Sinopec Group Company.

      It was approved that the continuing connected transactions adjustment agreement was to be entered into between Sinopec Corp. and Sinopec Group Company. The parties agreed that the additional connected transactions in respect of land and property leases resulting from the transactions should be subject to the provisions of the Land Use Right Lease Agreement, Property Lease Agreement and the adjustment and supplemental agreements thereof. After the transactions, Sinopec Group Company will lease additional land use rights to Sinopec Corp. with an aggregate area of 8,888,498m2, and Sinopec Corp. agrees to pay to Sinopec Group Company an additional rent of approximately RMB110 million (equivalent to approximately HK$104 million) per annum; Sinopec Group Company will lease additional properties to Sinopec Corp. with an aggregate area of 15,114 m2, and Sinopec Corp. agrees to pay to Sinopec Group Company an additional rent of approximately RMB1.35 million (equivalent to approximately HK$1.27 million) per annum.

4. approved the proposal regarding the adjustment of the cap amount under the land lease agreement with Sinopec Group Company.

      It was approved that the cap amount of the rent payable by Sinopec Corp. to Sinopec Group Company under the Land Use Rights Leasing Agreement per annum was adjusted from RMB2,150 million (equivalent to approximately HK$2,028 million) to RMB2,450 million (equivalent to approximately HK$2,311 million) or such other cap amount as agreed by the Hong Kong Stock Exchange.

5. approved the proposal regarding the audit fees of KPMG Huazhen and KPMG for the year 2004 and that the audit fees for the year 2004 should be HK$50 million.

6.    approved the proposal regarding the internal control system of Sinopec
      Corp.

7. approved the proposal regarding the adjustment to the capital expenditure plan for the year 2004. The planned capital expenditure of Sinopec Corp. for 2004 is RMB56.32 billion (equivalent to approximately HK$53.13 billion). By taking into consideration the actual implementation of the plan and analysis of the market conditions, the Board approved the increase of the capital expenditure plan by RMB8 billion (equivalent to approximately HK$7.547 billion) to RMB64.32 billion (equivalent to approximately HK$60.68 billion). Out of the amount of the increase, RMB6.35 billion (equivalent to approximately HK$5.99 billion) will be used in investment in the retail sector and RMB1.65 billion (equivalent to approximately HK$1.557 billion) will be used in investment in the refining and chemical sector mainly for the renovation of refining and chemical units.

8. approved the proposal to convene the extraordinary general meeting for 2004.

      It was approved that the extraordinary general meeting of Sinopec Corp. for 2004 were to be held, and the above proposals 1, 2 and 7 would be submitted to the extraordinary general meeting for approval. The notice of extraordinary general meeting would be announced separately.

      Mr Chen Tonghai (general manager of Sinopec Group Company) and Mr. Liu Gengyuan (deputy general manger of Sinopec Group Company) abstained from voting in respect of proposals 1, 3 and to 4 by reason of conflict of interests. All the members of the Board considered that this transaction would be entered into in accordance with normal commercial terms and in the ordinary business of Sinopec Corp. All the independent non-executive directors have opined on the connected transactions and considered them to be in accordance with normal commercial terms and in the interests of all the shareholders of Sinopec Corp. as a whole. The considerations of the transactions and their terms are fair and reasonable to the shareholders of Sinopec Corp. as a whole, and would not prejudice the interests of Sinopec Corp. and its independent shareholders.

                                                    By Order of the Board
                                                           Chen Ge
                                             Secretary to the Board of Directors

Beijing, the PRC, 1st November 2004

As at the date of this announcement, the directors of the Company are: Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei; the independent non-executive directors are:
Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director is: Mr Cao Yaofeng.



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                                   SIGNATURE

              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          China Petroleum & Chemical Corporation


                                                                 By: /s/ Chen Ge
                                                                     ----------
                                                                 Name: Chen Ge

                                      Title: Secretary to the Board of Directors



Date: November 1, 2004